- Teva Pharmaceutical Announces the Appointment of Professor Itzhak Krinsky as Chairman of
Teva Japan and Teva South Korea and Head of Business Development in Asia-Pacific -

- Appointment Aims to Further Strengthen Teva’s Management Team and Commitment to the
Asia-Pacific Region –

Jerusalem, Israel, September 13, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today the appointment of Professor Itzhak Krinsky as Chairman of Teva Japan and Teva South Korea and Head of Business Development Asia-Pacific. Currently serving as Executive Vice President, Corporate Business Development at Teva, Professor Krinsky’s new appointment will be effective mid-October. Professor Krinsky will be responsible for overseeing Teva’s generic and branded pharmaceuticals businesses in Japan and South Korea. Additionally, Professor Krinsky will manage Business Development for the Asia-Pacific region. He will continue to serve as a member of the Teva Executive Committee and will be located in Tokyo.

Professor Krinsky will replace Mr. Moshe Manor, President and Chief Executive Officer of Teva Asia- Pacific who decided to retire from Teva. There will be a gradual and orderly transition period until the end of the year to ensure business continuity. Moshe Manor has made a tremendous contribution to Teva over the past 28 years. He will leave with the Company’s best wishes for the future. Professor Krinsky will report directly to Dr. Jeremy Levin, President and Chief Executive Officer of Teva Pharmaceutical Industries. Professor Krinsky’s former responsibilities as Head of Business Development will become a part of the office of the CEO and remain a key focus for Teva.

“As part of our global strategic plan and in response to our growing presence in Asia-Pacific, we are positioning this part of our business to focus on the strong growth prospects in this region,” stated Dr. Jeremy Levin, President and Chief Executive Officer of Teva Pharmaceutical Industries. “We are committed to aggressively competing in these markets and the appointment of Professor Krinsky along with our dedicated and talented teams already in place allows us to more closely manage these geographies as we deliver even more value to patients around the world. In addition, Professor Krinsky’s extensive experience in business development will be invaluable in assisting our regional leaders in Asia-Pacific in their business development efforts which will focus on potential opportunities that complement our strategy in these key emerging markets.”

“It is a privilege and a pleasure for me to be a part of these vibrant and dedicated regional teams,” stated Professor Itzhak Krinsky. “In addition, I am looking forward to continuing to support Teva’s business development efforts by working closely with the regional leaders in Asia as we leverage our expertise to maximize the potential of our businesses in Asia-Pacific.”

About Professor Itzhak Krinsky
Professor Itzhak Krinsky has served as Executive Vice President, Corporate Business Development since May 2005.  Since joining Teva, Professor Krinsky has led some 30 transactions for the Company including all significant projects in the Japanese market. Prior to joining Teva, Professor Krinsky was a managing director with Deutsche Bank (Bankers Trust), The Silverfern Group, Inc. and Trenwith Securities, LLC, all investment banks in New York City.  Professor Krinsky was previously a Professor of Finance & Business Economics, Michael G. DeGroote School of Business, McMaster University, (from 1993 to 2000).  Professor Krinsky received his B.A and M.A. in economics from Tel Aviv University in 1976 and 1978, respectively, and his Ph.D. in economics from McMaster University in 1983. Professor Krinsky has a long association with Japan including a position as Visiting Professor at the Institute for International Studies and Training in Kamiide, Shizuoka Prefecture as a guest of the Ministry of International Trade and Industry (MITI).

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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